Via Federal Express

October 22, 2008

Securities & Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attn: Mr. Mark Brunhofer

Re:	Access Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
and Forms 10-Q for the Quarterly Periods Ended March 31, 2008 and June 30, 2008
File No. 1-15771

Dear Mr. Brunhofer:

On behalf of our client, Access Pharmaceuticals, Inc., a Delaware corporation (the "Company"), set forth below is the Company's response to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") that you conveyed to us via telephone on October 2, 2008.  For ease of reference, the comments (as paraphrased by us) are printed below in bold print, followed by the Company's responses.

1.  Please revise your disclosure in your Form 10-K as it relates to Controls and Procedures.  Your disclosure should state separately the Company’s obligations and conclusions with respect to (i) Controls and Procedures and (ii) Internal Control over Financial Reporting.

We note your comment and in response the Company has filed a Second Amendment to its Form 10-K to amend the disclosure regarding controls and procedures to separately discuss obligations and conclusions regarding (i) Controls and Procedures and (ii) Internal Controls over Financial Reporting.  Specifically, the Company has amended Item 9A of its Form 10-K to read as follows:

Item 9A(T). Control and Procedures

Under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined in Exchange Act Rules 13a-15(e) and 15d-15(e), as of the end of the period covered by this report.

Evaluation of Disclosure Controls and Procedures

We conducted an evaluation of the effectiveness of the design and operation of our “disclosure controls and procedures” (Disclosure Controls) as of the end of the period covered by this Form 10-K. The controls evaluation was conducted under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer. Disclosure Controls are controls and procedures designed to reasonably assure that information required to be disclosed in our reports filed under the Exchange Act, such as this Form 10-K, is recorded, processed, summarized and reported within the time periods specified in the U.S. Securities and Exchange Commission’s (SEC’s) rules and forms. Disclosure Controls are also designed to reasonably assure that such information is accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

The evaluation of our Disclosure Controls included a review of the controls’ objectives and design, our implementation of the controls and the effect of the controls on the information generated for use in this Form 10-K. During the course of our evaluation of our internal control over financial reporting, we advised the Audit Committee of our Board of Directors that we had identified a material weakness as defined under standards established by the Public Company Accounting Oversight Board (United States). A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness we identified is discussed in “Management’s Report on Internal Control Over Financial Reporting” below. Our Chief Executive Officer and Chief Financial Officer have concluded that as a result of the material weakness, as of the end of the period covered by this Annual Report on Form 10-K, our disclosure controls and procedures were not effective.

Management’s Report on Internal Control Over Financial Reporting

“Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes, in accordance with generally accepted accounting principles. Because of inherent limitations, a system of internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate due to change in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, including our principal executive officer and principal accounting officer, conducted an evaluation of the effectiveness of our internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework.

Based on its evaluation, our management concluded that there is a material weakness in our internal control over financial reporting. The material weakness identified did not result in the restatement of any previously reported financial statements or any related financial disclosure, nor does management believe that it had any effect on the accuracy of the Company’s financial statements for the current reporting period. A material weakness is a deficiency, or a combination of control deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness relates to the monitoring and review of work performed by our Chief Financial Officer in the preparation of audit and financial statements, footnotes and financial data provided to the Company’s registered public accounting firm in connection with the annual audit. All of our financial reporting is carried out by our Chief Financial Officer. This lack of accounting staff results in a lack of segregation of duties and accounting technical expertise necessary for an effective system of internal control.

In order to mitigate this material weakness to the fullest extent possible, all financial reports are reviewed by the Chief Executive Officer as well as the Chairman of the Audit Committee for reasonableness. All unexpected results are investigated. At any time, if it appears that any control can be implemented to continue to mitigate such weaknesses, it is immediately implemented. As soon as our finances allow, we will hire sufficient accounting staff and implement appropriate procedures for monitoring and review of work performed by our Chief Financial Officer.

Because of the material weakness described above, management concluded that, as of December 31, 2007, our internal control over financial reporting was not effective based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only management’s report in this annual report.

This report shall not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liabilities of that section, and is not incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.”

Additionally, please include a statement setting forth your anticipated disclosure in your future Form 10-Qs regarding the obligations and conclusions regarding controls and procedures.

We note that the Company’s future Form 10-Qs will include a statement which briefly defines disclosure controls and procedures and the Company’s obligation and conclusions regarding such disclosure controls and procedures.  Specifically, such statements will be similar to the statement below with such changes as may be required by the Company’s actual findings or changes to its disclosure requirements.

“Under the supervision and with the participation of our Chief Executive Officer (CEO) and Chief Financial Officer (CFO), we evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Act”)) as of __________. Based on this evaluation, our CEO and CFO concluded that, as of ____________, our disclosure controls and procedures were/were not effective. [This conclusion was based on the existence of the material weaknesses in our internal control over financial reporting previously disclosed and discussed below (as applicable).]

No changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the fiscal quarter ended __________ that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

As previously disclosed in our Annual Report on Form 10-K for the fiscal year ended December 31, 20XX, we identified and continue to have the following material weakness in our internal controls over financial reporting:

Inadequate resources and technical accounting expertise The material weakness relates to the monitoring and review of work performed by our Chief Financial Officer in the preparation of audit and financial statements, footnotes and financial data provided to the Company’s registered public accounting firm in connection with the annual audit. All of our financial reporting is carried out by our Chief Financial Officer. This lack of accounting staff results in a lack of segregation of duties and accounting technical expertise necessary for an effective system of internal control.

 In order to mitigate this material weakness to the fullest extent possible, all financial statements are reviewed by the Chief Executive Officer as well as the Chairman of the Audit Committee for reasonableness. All unexpected results are investigated. At any time, if it appears that any control can be implemented to continue to mitigate such weaknesses, it is immediately implemented. As soon as our finances allow, we will hire sufficient accounting staff and implement appropriate procedures for monitoring and review of work performed by our Chief Financial Officer.”

2.  Please confirm that your certifications to be included with future filings of your Form 10-Qs:
•	Remove the adjective “Quarterly” used to describe the report in certifications number 3, 4a, 4c and 4d and continue in your 2008 certifications; and
•	Include in your certifications the required statement that the certifying officer is responsible for establishing internal controls over financial reporting.

We note your comment and will remove the adjective “Quarterly” from all future certifications filed with the Company’s Form 10-Q and will include in paragraph 4 of the certifications a statement that each certifying officer is responsible for establishing internal controls over financial reporting.

Company Acknowledgements

In addition to the responses provided in Comments 1 and 2 above, we noted that attached as Exhibit A hereto is the Company’s acknowledgement of certain representations as requested by the Staff in the comment letter dated September 9, 2008, and reiterated in your telephone comments to us on October 2, 2008.

If you have any questions regarding this matter or require any additional information, please contact me at (617) 951-8874.  If the Staff disagrees with any of the conclusions set forth above, please contact the undersigned prior to the issuance of a written response.

Very truly yours,

/s/ John J. Concannon

John J. Concannon III, Esq.

cc:           Jeffrey B. Davis
Mr. Stephen B. Thompson